SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

_____________________

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64132R 107
(CUSIP Number)

December 30, 2019
(Date of Event Which Requires Filling of This Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]   Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64132R 107
(1)	Names of reporting persons: Roy Lester Freeman
(2)	Check the appropriate box if a member of a group (see instructions): (a) [_] (b) [X]
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,456,160
(6) Shared voting power: 0
(7) Sole dispositive power: 1,456,160
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 1,456,160
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): [_]
(11)	Percent of class represented by amount in row (9): 9.3% (Based on 15,592,718 shares issued and outstanding as of December 30, 2019)
(12)	Type of reporting person (see instructions): IN

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Item 1(a) Name of issuer.

NeuroBo Pharmaceuticals, Inc.

Item 1(b) Address of issuer’s principal executive offices.

200 Berkeley Street, Office 19W115
Boston, Massachusetts 02116

Item 2(a) Name of person filing.

Roy Lester Freeman

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of the reporting person is:

200 Berkeley Street, Office 19W115
Boston, Massachusetts 02116

Item 2(c) Citizenship.

Dr. Freeman is a United States citizen.

Item 2(d) Title of class of securities.

Common Stock

Item 2(e) CUSIP Number.

64132R 107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

As of December 30, 2019, the reporting person beneficially owns 1,456,160 shares of the issuer’s Common Stock, representing 9.3% of the class of securities based on 15,592,718 shares issued and outstanding as of December 30, 2019.

Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote: 1,456,160

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,456,160

(iv) Shared power to dispose or to direct the disposition of: 0

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Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Roy Lester Freeman
Roy Lester Freeman

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